Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202 (720) 482-1574

March 30, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jason Fox

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Funds Group (File Nos. 033-61810, 811-07674)

Transamerica Partners Funds Group II (File Nos. 333-00295, 811-07495)

Transamerica Partners Portfolio (File No. 811-08272)

(each, a “Registrant” and together, the “Registrants”)

Comments Pursuant to Review the Registrants’ Financial Statements for Fiscal Year Ended 12/31/2014 filed on Form N-CSR (the “Filings”)

Dear Mr. Fox:

On behalf of the Registrants, we are filing this letter to respond in writing to the Staff’s comments on the Filings, which were submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) on March 9, 2015. The Staff’s comments were conveyed to the Registrants by telephone on March 8, 2016.

Below are the Staff’s comments on the Filings and the Registrants’ responses thereto.

1.	Comment: With respect to Transamerica Partners Core Bond Portfolio, the Performance section indicates the portfolio had returned 6.32% for the year ended December 31, 2014 (the “Fiscal Year”), and by comparison, its benchmark, the Barclays U.S. Aggregate Bond Index, returned 5.97%. Please explain the disclosure under the Strategy Review section that the portfolio underperformed the benchmark during the Fiscal Year.

Response: The Strategy Review section should have instead noted outperformance as compared to the benchmark. Registrant will work to ensure future reports accurately describe the portfolio performance versus its benchmark.

2.	Comment: With respect to Transamerica Partners Mid Value Portfolio, the Performance section indicates that the portfolio had returned 12.97% for the Fiscal Year, and by comparison, its benchmark, the Russell Midcap® Value Index returned 14.75%. Please explain the disclosure under the Strategy Review section that the portfolio outperformed the benchmark during the Fiscal Year.

Response: The Strategy Review section should have instead noted underperformance as compared to the benchmark. The Registrant will work to ensure future reports accurately describe the portfolio performance versus its benchmark.

3.	Comment: With respect to the Notes to the Financial Statements – Note 3. Related Party Transactions, please confirm whether the Registrants had any Rule 17a-7 transactions to report for the Fiscal Year, and if so, please provide the appropriate disclosure.

Response: Registrants confirm there were no Rule 17a-7 transactions during the Fiscal Year.

4.	Comment: The Staff notes that Transamerica Partners Funds Group (“TPFG”) and Transamerica Partners Funds Group II (“TPFG II”) each submitted an amended N-CSRS filing to the Commission on September 11, 2015. Please explain supplementally the reasons for the amendments.

Response: The amended N-CSRS filings were submitted to the Commission on behalf of TPFG and TPFG II in order to include disclosure under the Investment Advisory and Sub-Advisory Agreements – Contract Renewal section with respect to Transamerica Institutional Asset Allocation – Intermediate Horizon, Transamerica Institutional Asset Allocation – Intermediate/Long Horizon, Transamerica Institutional Asset Allocation – Long Horizon, Transamerica Institutional Asset Allocation – Short Horizon and Transamerica Institutional Asset Allocation – Short/Intermediate Horizon, as well as Transamerica Institutional Asset Allocation – Intermediate Horizon, Transamerica Institutional Asset Allocation – Intermediate/Long Horizon, Transamerica Institutional Asset Allocation – Long Horizon, Transamerica Institutional Asset Allocation – Short Horizon and Transamerica Institutional Asset Allocation – Short/Intermediate Horizon, which was omitted from the Semi-Annual Reports dated June 30, 2014 and filed with the Commission on September 3, 2014, as well as to replace certain disclosure included in the Semi-Annual Report filed on that date.

The Registrants acknowledge that, with respect to filings made by the Registrants with the Commission and reviewed by the Staff:

(a)	the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 482-1574 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

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